UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On November 9, 2022, Wallbox N.V. (the “Company”) released information regarding its results of operations for the quarterly period ended September 30, 2022. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. THIRD QUARTER 2022 FINANCIAL RESULTS

•	For the three months ended September 30, 2022, Wallbox had revenue of €44.1 million, gross margin of 41.4% and operating loss of €29.9 million.

•	As of September 30, 2022, Wallbox had cash and equivalents of €87 million and long-term debt of €36 million.

•	During the three months ended September 30, 2022, each reportable segment represented the following percentage of total revenue for that period:

•	North America – 22%

•	Europe – 71%

•	Asia Pacific – 5%

•	Latin America – 2%

•	Wallbox received first orders for Hypernova, its next generation 400kW DC fast charging station.

•	In October 2022, Wallbox opened and began production at its first U.S. manufacturing factory in Arlington, Texas.

•	Wallbox announced a strategic partnership with Fisker Inc. to provide charger and installation services to buyers of Fisker’s upcoming electric vehicles.

•	The Company expanded its Uber partnership into new European markets.

•	Europe’s grant program “Next Generation Funds” awarded approximately €5 million to Wallbox with the intention to further develop fast charging technologies.

INCOME STATEMENT Three Months Ended September 30, 2022 (Unaudited) (€ in millions)		BALANCE SHEET As of September 30, 2022 (Unaudited) (€ in millions)		OPERATING METRICS
Revenue(1)	€ 44.1			Units Sold Three Months Ended September 30, 2022	~67,000
		Cash & Equivalents	€ 87
Gross Margin(2)	41.4%			Headcount As of September 30, 2022	+1,200
		Long-term Debt(4)	€ 36
Operating Loss(3)	€ 29.9			Countries As of September 30, 2022	+113
				2022 Est. Mfg. Capacity	+1,000,000

(1)	Revenue consists of retail sales of charging solutions for EVs, which includes electronic chargers and other services.
(2)	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.
(3)

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

(4)	Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s estimated manufacturing capacity. The words “anticipate,”

“believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Post-Effective Amendment No. 3 to Wallbox’s Registration Statement on Form F-1 (File No. 333-260652) filed on September 28, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

The information included this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795), except for Exhibit 99.1 and Exhibit 99.2 hereto, which shall not be deemed incorporated by reference into such registration statement.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Lease Agreement, dated September 24, 2021, between Wallbox USA Inc. and Forum Drive Industrial Properties, LLC

99.1	Wallbox N.V. Press Release, dated November 9, 2022

99.2	Wallbox N.V. Presentation, dated November 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: November 10, 2022	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer